                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration File No.: 333-39683

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 6, 1997

                                 GREY WOLF LOGO

                                4,000,000 SHARES

                                GREY WOLF, INC.

                                  COMMON STOCK
                            ------------------------
     The selling stockholders identified in this prospectus supplement are selling 4,000,000 shares of our common stock which are currently issued and outstanding or are issuable by us upon exercise of options held by selling stockholders. These shares are being sold in block transactions on the American Stock Exchange at a price of $4.50 per share before deduction of expenses and commissions payable by the selling stockholders, as described in "Plan of Distribution."

     We are not offering any shares of our common stock for sale under this prospectus supplement and we will not receive any of the proceeds from the sale of shares by selling stockholders under this prospectus supplement.

     Our common stock is traded on the American Stock Exchange under the symbol "GW." On May 15, 2000, the last reported sale price of our common stock was
$4 13/16 per share.
                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.

  CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE S-5 IN THIS PROSPECTUS
                                  SUPPLEMENT.
                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               This prospectus supplement is dated May 16, 2000.

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                    PAGE
---------------------------------------  ----
Where You Can Find More Information....   S-3
Grey Wolf, Inc.........................   S-4
Forward-looking Statements.............   S-4
Risk Factors...........................   S-5
Selling Stockholders...................  S-11
Plan of Distribution...................  S-11
PROSPECTUS                               PAGE
---------------------------------------  ----

Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
The Company............................     3
Recent Developments....................     3
Risk Factors...........................     4
Forward-Looking Statements.............     9
Selling Shareholders...................    10
Plan of Distribution...................    13
Experts................................    13
Legal Matters..........................    13

                            ------------------------

     You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus supplement and prospectus constitute a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus supplement and prospectus do not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information with respect to Grey Wolf, Inc. and the shares offered in this prospectus supplement and prospectus. Statements contained in this prospectus supplement and prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC and each such statement is qualified by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the operation of the Public Reference Room. Our public filings are also available from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."

     SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to other documents we file with them. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and prospectus, and information that we file later with the SEC will automatically update and supersede this information. In addition to the documents referred to under "Incorporation of Certain Documents by Reference" in the accompanying prospectus, this prospectus supplement incorporates:

     - our Annual Report on Form 10-K for the year ended December 31, 1999;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     - our Current Report on Form 8-K filed on March 31, 2000;

     - our Definitive Proxy Statement on Schedule 14A dated April 4, 2000; and

     - the description of our preferred stock purchase rights contained in our registration statement on Form 8-A/A filed with the SEC on October 9, 1998.

     You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address:

                                Grey Wolf, Inc.
                                10370 Richmond Avenue, Suite 600
                                Houston, Texas 77042-4136
                                (713) 435-6100

                                GREY WOLF, INC.

     We are a leading provider of contract land drilling services in the United States with a domestic fleet of 120 rigs, of which 108 are marketable. Of the 108 marketable rigs, 75 rigs are marketed while 33 are cold-stacked. We also have an inventory of 12 non-marketed rigs located in the United States which are held for refurbishment as demand for drilling services warrants. In addition to our domestic operations, we maintain a fleet of five non-marketed rigs in Venezuela, giving us a total of 125 rigs. Our core markets are in Ark-La-Tex, the Gulf Coast, Mississippi/Alabama and South Texas markets. Our customers are independent oil and gas producers and major oil companies. We conduct our operations through our subsidiaries.

     Our principal office is located at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042-4136, and our telephone number is (713) 435-6100.

                           FORWARD-LOOKING STATEMENTS

     The statements in this prospectus supplement, prospectus and the documents incorporated by reference that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus supplement and prospectus. When used in this prospectus supplement, prospectus and the documents incorporated by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict," and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results expressed in or implied by the forward-looking statements. Factors that might cause such a difference include:

     - fluctuations in prices and demand for oil and gas;

     - fluctuations in levels of oil and gas exploration and development activities;

     - fluctuations in the demand for contract land drilling services;

     - the existence and competitive responses of our competitors;

     - technological changes and developments in the industry;

     - the existence of operating risks inherent in the contract land drilling industry; and

     - U.S. and global economic conditions.

     The information contained in this prospectus supplement under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

                                  RISK FACTORS

     An investment in our common stock is very risky. You should carefully consider the following risk factors and all of the other information set forth or incorporated by reference in this prospectus supplement and prospectus before you purchase our common stock.

OUR BUSINESS CAN BE ADVERSELY AFFECTED BY LOW OIL AND GAS PRICES AND EXPECTATIONS OF LOW PRICES.

     As a supplier of land drilling services, our business depends on the level of drilling activity by oil and gas exploration and production companies operating in the geographic markets where we operate. The number of wells they choose to drill is strongly influenced by past trends in oil and gas prices, current prices, and their outlook for future oil and gas prices within those geographic markets. Low oil and gas prices, or the perception among oil and gas companies that future prices are likely to remain low or decline further, can materially and adversely affect us in many ways, including:

     - our revenues, cash flows and earnings;

     - the fair market value of our rig fleet;

     - our ability to maintain or increase our borrowing capacity;

     - our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital; and

     - our ability to retain skilled rig personnel who we would need in the event of a upturn in the demand for our services.

     Oil and gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and gas prices, including:

     - weather conditions in the United States and elsewhere;

     - economic conditions in the United States and elsewhere;

     - actions by OPEC, the Organization of Petroleum Exporting Countries;

     - political stability in the Middle East and other major producing regions;

     - governmental regulations, both domestic and foreign;

     - the pace adopted by foreign governments for exploration of their national reserves;

     - the price of foreign imports of oil and gas; and

     - the overall supply and demand for oil and gas.

WE OPERATE IN A HIGHLY COMPETITIVE, FRAGMENTED INDUSTRY IN WHICH PRICE COMPETITION HAS INTENSIFIED AS EXCESS DRILLING RIG CAPACITY HAS INCREASED.

     We operate in a highly competitive business. The drilling contracts we compete for are usually awarded on the basis of competitive bids. Pricing and rig availability are the primary factors considered by our potential customers in determining which drilling contractor to select. We believe other factors are also important. Among those factors are:

     - the type and condition of drilling rigs;

     - the quality of service and experience of rig crews;

     - the safety record of the rig;

     - the offering of ancillary services; and

     - the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

     While we must generally be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors. This strategy was less effective as lower demand for drilling services intensified price competition and made it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete there is an over supply of rigs which has caused greater price competition.

     Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.

     We face competition from many competitors. Certain of our competitors have greater financial and human resources than we do. Their greater capabilities in these areas may enable them to:

     - better withstand periods of low rig utilization;

     - compete more effectively on the basis of price and technology;

     - retain skilled rig personnel; and

     - build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

OUR DRILLING OPERATIONS INVOLVE INHERENT RISKS OF LOSS WHICH IF NOT INSURED OR INDEMNIFIED AGAINST COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     Our business is subject to the many hazards inherent in the land drilling business including the risks of:

     - blowouts;

     - fires and explosions;

     - collapse of the borehole;

     - lost or stuck drill strings; and

     - damage or loss from natural disasters.

     We attempt to obtain indemnification from our customers by contract for certain of these risks under daywork contracts but are not always able to do so. We also seek to protect ourselves from some but not all operating hazards through insurance coverage.

     If these hazards occur they can produce substantial liabilities to us from, among other things:

     - suspension of drilling operations;

     - damage to the environment;

     - damage to, or destruction of our property and equipment and that of others;

     - personal injury and loss of life; and

     - damage to producing or potentially productive oil and gas formations through which we drill.

     The indemnification we receive from our customers and our own insurance coverage may not, however, be sufficient to protect us against liability for all consequences of disasters, personal injury and property damage. Additionally, our insurance coverage generally provides that we bear a portion of the claim through substantial insurance coverage deductibles. The premiums we pay for insurance policies are also subject to substantial increase based upon our claims history, which may increase our operating costs. We can offer you no assurance that our insurance or indemnification arrangements will adequately protect us against liability from all of the hazards of our business. We are also subject to the risk that we may be unable to obtain or renew insurance coverage of the type and amount we desire at reasonable rates. If we were to incur a significant liability for which we were not fully insured or indemnified it could have a material adverse effect on our financial position and results of operations.

OUR OPERATIONS ARE SUBJECT TO DOMESTIC AND FOREIGN ENVIRONMENTAL LAWS THAT MAY EXPOSE US TO LIABILITIES FOR NONCOMPLIANCE WHICH COULD ADVERSELY AFFECT US.

     Many aspects of our operations are subject to domestic and foreign laws and regulations. For example, our drilling operations are typically subject to extensive and evolving laws and regulations governing:

     - environmental quality;

     - pollution control; and

     - remediation of environmental contamination.

     Our operations are often conducted in or near ecologically sensitive areas, such as wetlands which are subject to special protective measures and which may expose us to additional operating costs and liabilities for noncompliance with applicable laws. The handling of waste materials, some of which are classified as hazardous substances, is a necessary part of our operations. Consequently, our operations are subject to stringent regulations relating to protection of the environment and waste handling which may impose liability on us for our own noncompliance and, in addition, that of other parties without regard to whether we were negligent or otherwise at fault. We may also be exposed to environmental or other liabilities originating from businesses and assets which we purchased from others. Compliance with applicable laws and regulations may require us to incur significant expenses and capital expenditures which could have a material and adverse affect on our operations by increasing our expenses and limiting our future contract drilling opportunities.

DESPITE RECENT IMPROVEMENTS, WE ARE STILL EXPERIENCING RELATIVELY WEAK DEMAND FOR OUR SERVICES DUE, WE BELIEVE, TO UNCERTAINTY ABOUT OIL AND GAS PRICES.

     Volatility in oil and gas prices can produce wide swings in the levels of overall drilling activity in the markets we serve and affect the demand for our drilling services and the dayrates we can charge for our rigs. Pronounced downturns in oil and gas prices can adversely affect our business.

     We believe our operating and financial performance illustrates this risk. Oil and gas prices generally dropped beginning in late 1997, with generally lower commodity prices extending well into 1999. Beginning in the first quarter of 1998, drilling activity in the markets we serve also dropped significantly, and we experienced significant declines both in the utilization rates for our rigs and in the dayrates we could charge for them. Our rig utilization in our core domestic markets was 81% during the first quarter of 1998 but declined to an average of 41% for the year 1999. Our average revenue per rig day worked was $9,407 in the first quarter of 1998, declining to $7,825 for the quarter ended June 30, 1999.

     Future demand for our rigs may remain the same or may decline and we can offer you no assurance otherwise. If drilling activity does increase in the areas where we operate, we cannot assure you that demand for our rigs will also increase.

IN ADDITION TO TRADE LIABILITIES, WE HAVE $250.0 MILLION IN PRINCIPAL AMOUNT OF INDEBTEDNESS UNDER OUR SENIOR NOTES AND OUR RECENT OPERATIONS HAVE NOT GENERATED SUFFICIENT CASH FLOW TO COVER OUR SEMI-ANNUAL INTEREST PAYMENTS OF APPROXIMATELY $11.1 MILLION.

     We are indebted for a total of $250.0 million in principal amount under our 8 7/8% Senior Notes due 2007. Semi-annual interest payments on the senior notes of approximately $11.1 million are due on January 1 and July 1 of each year. For the year ended December 31, 1999, however, our operating activities, investing activities and financing activities each consumed net cash rather than provided additional cash. To meet our debt service obligations under the senior notes and provide necessary cash, we were required to use our cash on hand.

     Our ability in the future to meet our debt service obligations and reduce our total indebtedness will depend on a number of factors including:

     - oil and gas prices;

     - demand for our drilling services;

     - whether our business strategy is successful;

     - levels of interest rates; and

     - other financial and business factors that affect us.

     Many of these factors are beyond our control.

     If we do not generate sufficient cash flow to pay debt service and repay principal in the future, we will likely be required to use one or more of the following measures:

     - further diminish our cash balances;

     - use our existing credit facility;

     - obtain additional external financing;

     - refinance our indebtedness; and

     - sell our assets.

     We can give no assurance that any such sources of funds will be adequate to meet our needs or be available on terms acceptable to us.

WE HAVE HAD ONLY ONE PROFITABLE YEAR SINCE 1991.

     We have a history of losses with our only profitable year since 1991 being 1997 in which we had net income of $10.2 million. Whether we are able to become profitable in the future will depend on many factors, but primarily on whether we are able to obtain substantially higher utilization rates for our rigs and the rates we charge for them. Whether we can achieve those goals will largely depend on oil and gas prices which are beyond our control.

UNEXPECTED COST OVERRUNS ON OUR TURNKEY AND FOOTAGE DRILLING JOBS COULD ADVERSELY AFFECT US.

     We have historically derived a significant portion of our revenues from turnkey and footage drilling contracts and we expect that they will continue to represent a significant component of our revenues. The occurrence of uninsured or under-insured losses or operating cost overruns on our turnkey and footage jobs could have a material adverse effect on our financial position and results of operations. Under a typical turnkey or footage drilling contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering service, as well as most of the equipment required for the drilling of turnkey and footage wells. We often subcontract for related services. Under typical turnkey drilling arrangements, we do not receive progress payments and are entitled to be paid by our customer only after we have performed the terms of the drilling contract in full. For these reasons, the risk to us under turnkey and footage drilling contracts is substantially greater than for wells drilled on a daywork basis because we must assume most of the risks associated with drilling operations that are generally assumed by our customer under a daywork contract.

Although we attempt to obtain insurance coverage to reduce certain of the risks inherent in our turnkey and footage drilling operations, we can offer no assurance that adequate coverage will be obtained or will be available in the future.

WE COULD BE ADVERSELY AFFECTED IF WE LOST THE SERVICES OF CERTAIN OF OUR SENIOR MANAGERS.

     Our business is dependent to a significant extent on a small group of our executive management personnel. The loss of any one of these individuals could have a material adverse effect on our financial condition and results of operations.

OUR INDENTURES AND CREDIT AGREEMENTS MAY PROHIBIT US FROM PARTICIPATION IN CERTAIN TRANSACTIONS THAT WE MAY CONSIDER ADVANTAGEOUS.

     The indentures under which we issued our senior notes contain restrictions on our ability and the ability of certain of our subsidiaries to engage in certain types of transactions. These restrictive covenants may adversely affect our ability to pursue business acquisitions and rig refurbishments. These include covenants prohibiting or limiting our ability to:

     - incur additional indebtedness;

     - pay dividends or make other restricted payments;

     - sell material assets;

     - grant or permit liens to exist on our assets;

     - enter into sale and lease-back transactions;

     - enter into certain mergers, acquisitions and consolidations;

     - make certain investments;

     - enter into transactions with related persons; and

     - engage in lines of business unrelated to our core land drilling business.

     Our senior secured credit facility also contains covenants restricting our ability and our subsidiaries' ability to undertake many of the same types of transactions, and contains financial ratio covenants. They may also limit our ability to respond to changes in market conditions. Our ability to meet the financial ratio covenants of our credit agreement can be affected by events and conditions beyond our control and we may be unable to meet those tests.

     Our senior secured credit facility contains default terms that effectively cross default with the indentures covering our senior notes. If we breach the covenants in the indentures it could cause our default on our senior notes, and also under our senior secured credit agreement, and possibly under other then outstanding debt obligations owed by us or our subsidiaries. If the indebtedness under our senior secured credit agreement or other indebtedness owed by us or our subsidiaries is more than $10.0 million and is not paid when due, or is accelerated by the holders of the debt, then an event of default under the indenture covering our senior notes would occur. If circumstances arise in which we are in default under our various credit agreements, our cash and other assets may be insufficient to repay our indebtedness and that of our subsidiaries.

WE COULD BE ADVERSELY AFFECTED IF SHORTAGES OF EQUIPMENT, SUPPLIES OR PERSONNEL OCCUR.

     While we are not currently experiencing any shortages, from time to time there have been shortages of drilling equipment and supplies which we believe could reoccur. During periods of shortages, the cost and delivery times of equipment and supplies are substantially greater. In the past, in response to such shortages, we have formed alliances with various suppliers and manufacturers that enabled us to reduce our exposure to price increases and supply shortages. Although we have formed many informal supply alliances with equipment manufacturers and suppliers, and are attempting to establish arrangements to assure adequate availability of certain necessary equipment and supplies on satisfactory terms, there can be no assurance that we will be able to do so or to maintain existing alliances. Shortages of drilling equipment or supplies could delay and adversely affect our ability to return to service our cold-stacked or inventory rigs and obtain contracts for our marketable rigs, which could have a material adverse effect on our financial condition and results of operations.

     Although we have not encountered material difficulty in hiring and retaining qualified rig crews, such shortages are occurring in the industry. We may experience shortages of qualified personnel to operate our rigs, which could have a material adverse effect on our financial condition and results of operations.

OUR EXISTING DIVIDEND POLICY AND CONTRACTUAL RESTRICTIONS LIMIT OUR ABILITY TO PAY DIVIDENDS.

     We have never declared a cash dividend on our common stock and do not expect to pay cash dividends on our common stock for the foreseeable future. We expect that all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service and reduce outstanding indebtedness. Furthermore, the terms of our senior secured credit facility prohibit the payment of dividends without the prior written consent of the lenders and the terms of the indentures under which our senior notes are issued also restrict our ability to pay dividends under certain conditions.

CERTAIN PROVISIONS OF OUR ORGANIZATIONAL DOCUMENTS, SECURITIES AND CREDIT AGREEMENTS HAVE ANTI-TAKEOVER EFFECTS WHICH MAY PREVENT OUR STOCKHOLDERS FROM RECEIVING THE MAXIMUM VALUE FOR THEIR SHARES.

     Our articles of incorporation, bylaws and securities and credit agreements contain certain provisions intended to delay or prevent entirely a change of control transaction not supported by our board of directors, or which may have that general effect. These measures include:

     - classification of our board of directors into three classes, with each class serving a staggered three year term;

     - giving our board of directors the exclusive authority to adopt, amend or repeal our bylaws and thus prohibiting stockholders from doing so;

     - requiring our stockholders to give advance notice of their intent to submit a proposal at the annual meeting; and

     - limiting the ability of our stockholders to call a special meeting and act by written consent.

     Additionally, the indentures under which our senior notes are issued, require us to offer to repurchase all senior notes then outstanding at a purchase price equal to 101% of the principal amount of the senior notes plus accrued and unpaid interest to the date of purchase in the event that the we become subject to a change of control, as defined in the indentures. This feature of the indentures could also have the effect of discouraging potentially attractive change of control offers.

     In addition, we have adopted a stockholder rights plan which may have the effect of impeding a hostile attempt to acquire control of us.

LARGE AMOUNTS OF OUR COMMON STOCK MAY BE RESOLD INTO THE MARKET IN THE FUTURE WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     If we issue a significant amount of common stock, convertible preferred stock or warrants, the market price of our common stock may be adversely affected.

     As of May 15, 2000, 178.6 million shares of our common stock were issued and outstanding. 150.9 million of these shares, or 84.5% are freely tradeable. The remaining 27.7 million shares, or 15.5% of our issued and outstanding common stock are restricted shares, but are available for resale in the public market under our currently effective registration statements or exemptions from the registration requirements of the Securities and Exchange Commission. In addition, as of May 15, 2000, we had issued options to purchase 8.6 million shares of common stock and these options are currently exerciseable for 3.5 million shares of common stock. The market price of our common stock could drop significantly if future sales of substantial amounts of our common stock occur, or if the perception exists that substantial sales may occur.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information concerning each of the selling stockholders who is selling common stock in the transaction described in "Plan of Distribution." These shares were registered to permit the selling stockholders to offer the shares from time to time. See the section captioned "Plan of Distribution" in this prospectus supplement for a description of the sale of shares by the selling stockholders.

                                                                                              SHARES
                                                              SHARES                       BENEFICIALLY
                                                           BENEFICIALLY   SHARES OFFERED   OWNED AFTER
                NAME OF BENEFICIAL OWNER                      OWNED           HEREBY       THE OFFERING
                ------------------------                   ------------   --------------   ------------
Somerset Capital Partners(1).............................   9,779,849        2,000,000       7,779,849
Roy T. Oliver, Jr.(2)....................................   9,695,462        1,500,000       8,195,462
Thomas P. Richards(3)....................................   1,900,000          250,000(4)    1,650,000
Richards Brothers Interests, L. P.(5)....................   1,000,000          250,000         750,000

---------------

(1) Somerset Capital Partners is an affiliate of two of our directors, Stephen
    A. Webster and William R. Ziegler. Messrs. Webster and Ziegler are general partners of Somerset Capital Partners.

(2) Roy T. Oliver, Jr. is one of our directors.

(3) Mr. Richards is Chairman of our Board of Directors and our President and Chief Executive Officer.

(4) Represents 250,000 shares acquired upon exercise of options.

(5) Richards Brothers Interests, L.P. is a limited partnership and an affiliate of Mr. Richards, our President and Chief Executive Officer. The limited partners of the partnership are Mr. Richards' sons.

                              PLAN OF DISTRIBUTION

     We have registered the resale of shares of our common stock by some of our stockholders, including Somerset Capital Partners, Roy T. Oliver, Jr., Thomas P. Richards and the Richards Brothers Interests, L.P. These selling stockholders have advised us that they are selling an aggregate of 4,000,000 shares of our common stock in one or more block transactions on the American Stock Exchange that were arranged by Johnson Rice & Company, L.L.C. We have been advised by the selling stockholders that the shares were sold at a price of $4.50 per share and that these selling stockholders paid a commission of $0.04 per share. In connection with this transaction the brokers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus supplement or prospectus.

     Each selling stockholder is responsible for paying the brokerage commissions or other charges and expenses incurred on the resales of his or its shares, except the expenses relating to the preparation of this prospectus supplement and prospectus which we are paying.